UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of June 13, 2002

NORSK HYDRO ASA
(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact Kristin Brobakke
Telephone (+47) 22 53 27 44
Cellular (+47) 91 84 06 81
E-mail kristin.brobakke@hydro.com

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Oslo, 12 June 2002:
Norsk Hydro Electrolysers AS (NHEL) has signed a contract with Hamburgische Electricitäts-Werke AG (HEW) on the supply of a hydrogen filling station for the CUTE project. NHEL was chosen by HEW because of NHEL's profound knowledge of electrolysers. This is of major importance to guarantee a continuous operation of the hydrogen refueling station in Hamburg for the CUTE-Project.

CUTE (Clean Urban Transport Europe) is a demonstration project on the use of hydrogen as fuel in 27 buses in nine European cities. A filling station will be delivered fully assembled in Hamburg in April 2003. The trial period for the use of hydrogen in buses stretches over a three-year period. The EU-supported CUTE project is the first of this size to demonstrate the use of hydrogen as fuel in the transport sector. Icelandic New Energy Ltd. has also chosen NHEL also to supply a similar hydrogen filling station to the Icelandic ECTOS program. ECTOS is a "sister" program to CUTE. One hydrogen fueling station and three hydrogen buses shall be operated in Reykjavik beginning third quarter 2003.

Hydrogen is a carbon-free energy carrier and may become the fuel of choice in future transport solutions. Electrolysers need only water and electricity to produce hydrogen. A hydrogen filling station can therefore produce hydrogen locally and vehicles can be filled in the same way as at today's gas stations.

HEW is part of the third largest German energy-group called "Vattenfall Europe" and supplies industry and businesses in Germany and Europe and around 900,000 households in Hamburg. The employees of HEW AG, who number around 4,125, produced an annual turnover of Euro 2.5 billion (2001). The group has interests in the field of power, gas, district heating, waste management, telecommunications, contracting and consultancy. As a potential user of electrolysers, HEW is concerned with use of hydrogen in a wide variety of systems.

Norsk Hydro Electrolysers AS is a wholly owned subsidiary of Norsk Hydro ASA. NHEL is a leading supplier of complete hydrogen units for industrial use based on electrolysis of water. In addition to deliveries of more than 300 units for internal use in Hydro, NHEL has sold a further 170 units all over the world. More information can be found at the following website: www.electrolysers.com.

Contact person at NHEL; Michael Dixon, Phone: + 47 350 93 815 or mobile: + 47 917 55 545

Med hilsen
Helge Stiksrud
Head of Communication and Public Affairs
Norsk Hydro ASA
Hydro Energy, N-0246 Oslo
Tel. +47 22 53 90 08
Mobile +47 90 01 80 74
Fax +47 22 53 98 44

E-mail: helge.stiksrud@hydro.com

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

HYDRO

Press release

Contact Kristin Brobakke
Telephone (+47) 22 53 27 44
Cellular (+47) 91 84 06 81
E-mail kristin.brobakke@hydro.com

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Oslo, 12 June 2002:
Hydro Oil & Energy increases annual production growth rate to 8 %

Hydro has revised its production profile and average annual production growth rate during the period 2001 to 2005 to 8 %. This is a substantial increase from the previously reported 5 - 6%.

The purchase in March -from the Norwegian State Direct Financial Interests (SDFI) of eight production licences in the Oseberg, Tune and Grane fields, is the main reason for adjusting the production growth rate.

The purchase is now fully approved and completed. The deal increases Hydro's interests in these fields, which they operate, to 34% in Oseberg, 40% in Tune and 38% in Grane. The additional production will be incorporated into Hydro's results from May 10 and will result in raising Hydro's forecast production target for this year from 430,000 barrels of equivalents per day (boe/d) to 455,000 boe/d. The production estimate is based on Norwegian production curtails for the first six months of this year.

Approximately 12% of Hydro's total production in 2005 is forecast to come from outside of Norway.
" We expect to see an increasing part of our production, investments and activity in areas outside of Norway in the years to come", said President of Hydro's Oil and Energy business unit, Tore Torvund. –
"At the same time we are confident that Hydro's positions in deep water on the Norwegian Shelf and downstream into the European gas market, will provide good business opportunities for the company", he said.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 13, 2002

for Norsk Hydro ASA

Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

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